PROSPECTUS SUPPLEMENT NO. 2 (to Prospectus dated November 10, 2025)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-290527

Secondary offering of up to 34,473,089 ordinary shares offered by the Selling Shareholder

This prospectus supplement updates, amends and supplements the prospectus dated November 10, 2025 (the “Original Prospectus”), contained in our Registration Statement on Form F-1, effective as of November 10, 2025 (Registration No. 333-290527) (the “Registration Statement”), relating to the offering of up to 34,473,089 ordinary shares, including 69,419 Commitment Shares issued pursuant to the Ordinary Share SPA and 34,403,670 shares issuable pursuant to the Ordinary Share SPA for up to an aggregate purchase price of up to $75 million by the Selling Shareholder (each as defined below).

On August 29, 2025, Blue Gold Limited (the “Company”) entered into an Ordinary Share Purchase Agreement with Tumim Stone Capital LLC (the “Ordinary Share SPA”), pursuant to which the Company may, at its option, issue and sell up to an aggregate principal amount of $75 million in ordinary shares, subject to certain conditions. In consideration for entering into the Ordinary Share SPA, on September 3, 2025, the Company issued 69,419 ordinary shares (the “Commitment Shares”). Since such date and up to the date of this prospectus supplement, the Company has issued an additional 44,919 ordinary shares pursuant to the Ordinary Share SPA. The ordinary shares may be sold and issued by the Company at a price per share equal to 0.97 multiplied by the lowest daily volume-weighted average price (VWAP) of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA), provided that the parties to the Ordinary Share SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares (as defined below). Tumim Stone Capital LLC is referred to herein as the “Selling Shareholder.”

This prospectus supplement and the related prospectus, as such may be amended or supplemented from time to time (the “Prospectus”), relates to the offer and resale from time to time of up to 34,473,089 ordinary shares, including 69,419 Commitment Shares and the additional 44,919 ordinary shares issued pursuant to the Ordinary Share SPA and 34,358,751 shares issuable pursuant to the Ordinary Share SPA (the “VWAP Purchase Shares”) for up to an aggregate purchase price of up to $75 million by the Selling Shareholder.

The Selling Shareholder may, from time to time, sell the ordinary shares offered by them described in this Prospectus. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholder. We will bear all costs, expenses and fees in connection with the registration of the Selling Shareholder’s ordinary shares. The Selling Shareholder will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholder for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Shareholder in disposing of their ordinary shares.

On November 24, 2025, the parties amended the Ordinary Share SPA, to provide that at the Company’s option, the Company may sell the VWAP Purchase Shares either (i) at a price per share equal to (x) 0.95, multiplied by (y) the lower of (A) the Closing Sale Price on the applicable Trading Day and (B) the VWAP on the applicable Trading Day during a one- (1-) day VWAP Purchase Valuation Period (as defined in the Ordinary Share SPA) or (ii) at a price per share equal to (x) 0.97, multiplied by (y) the lowest VWAP of the ordinary shares during a three- (3-) day VWAP Purchase Valuation Period.

Additionally, the VWAP Purchase Maximum Amount (as defined in the Ordinary Shares SPA) was amended to provide that the Company’s right to direct Tumim Stone Capital LLC to purchase ordinary shares under the Ordinary Share SPA shall be limited to the amount of shares equal to the lower of: (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the ordinary shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.20; and (ii) the quotient obtained by dividing (A) $2,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date, and (b) respect to a VWAP Purchase made pursuant to Section 3.1 where the VWAP Purchase Valuation Period consists of three (3) Trading Days, such number of Ordinary Shares equal to the lower of (i) the product (rounded up or down to the nearest whole number) obtained by multiplying (A) the daily trading volume in the Ordinary Shares on the Trading Market (or Eligible Market, as applicable) on the applicable VWAP Purchase Exercise Date for such VWAP Purchase by (B) 0.40; and (ii) the quotient obtained by dividing (A) $3,000,000, by (B) the VWAP on the VWAP Purchase Exercise Date (in each case to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction during the applicable period); provided however, that the Investor may waive this limit if Form F-3 is being used to register the Registrable Securities (as defined in the Registration Rights Agreement). All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Ordinary Share SPA, as amended.

Our ordinary shares are listed on The Nasdaq Global Market under the symbol “BGL” and our warrants are listed on The Nasdaq Capital Market under the symbol “BGLWW.” On December 2, 2025 the closing price of our ordinary shares was $4.57 per share and the closing price of our warrants was $0.525. Our securities have recently experienced extreme volatility in price and trading volume. From June 26, 2025, the first day of trading, to December 2, 2025, the closing price of our ordinary shares ranged from as low as $7.23 to as high as $133.00 and daily trading volume ranged from 30,948 to 1,147,782 ordinary shares. Likewise, during the same period, the closing price of our warrants ranged from as low as $0.08 to as high as $0.75 and daily trading volume ranged from 8,548 to 1,803,071 warrants. During this time, we have not experienced any material changes in our financial condition or results of operations that would explain such price volatility or trading volume. See “Risk Factors — Risks Relating to our Securities — The price of the Blue Gold Limited ordinary shares may fluctuate significantly, which could negatively affect Blue Gold Limited and holders of its ordinary shares.”

This prospectus supplement should be read in conjunction with the Original Prospectus and the Registration Statement, and is qualified by reference to the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus or the Registration Statement. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Original Prospectus, including any amendments or supplements thereto. We may amend or supplement this Prospectus from time to time by filing amendments or supplements as required. You should read this entire Prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined under federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary — Emerging Growth Company.”

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements. See “Prospectus Summary — Foreign Private Issuer.”

Investing in our ordinary shares involves risks that are described in the “Risk Factors” section beginning on page 12 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this Prospectus, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 29, 2026

OMNIBUS AMENDENT TO THE SECURITIES PURCHASE AGREEMENT, SENIOR CONVERTIBLE NOTE AND WARRANT

This prospectus supplement is being filed to disclose the following:

On January 23, 2026, the Company entered into an Omnibus Amendment to Securities Purchase Agreement and Senior Convertible Notes with 3i (the “Omnibus Amendment”) to amend (i) the August Note SPA; (ii) the Senior Convertible Note issued to 3i, dated September 3, 2025, in the original principal amount of $3,804,348 (the “First Note”); (iii) the subsequent Senior Convertible Note issued to 3i, dated November 12, 2025, in the original principal amount of $1,630,435 (the “Second Note,” and, together with the First Note, the “Existing Notes”); (iv) a warrant to purchase 150,709 Class A ordinary shares of the Company, dated as of September 3, 2025, issued to 3i(the “First Warrant”); and (v) a warrant to purchase 64,590 Class A ordinary shares of the Company, dated as of November 12, 2025, issued to 3i in connection with the Existing Notes (the “Second Warrant,” and together with the First Warrant, the “Existing Warrants”).

Pursuant to the Omnibus Amendment, beginning January 23, 2026, subject to an existing Event of Default (as defined in the Existing Notes), 3i agrees that neither it nor an affiliate will sell or otherwise dispose of certain shares on any Trading Day (as defined in the August Note SPA) in an amount that exceeds the greater of (i) ten percent (10%) of the aggregate daily trading volume of the Company’s Class A ordinary shares reported on its principal market and (ii) $10,000 per trading day through February 15, 2026 and $40,000 per trading day thereafter.

The Omnibus Amendment amends the conversion price mechanics in the Existing Notes such that the conversion price is fixed at $3.00 through February 15, 2026, and thereafter equals the lower of (i) 93% of the lowest VWAP during the three (3) trading days immediately preceding a Conversion Notice (as defined in the Existing Notes) (subject to a $0.50 floor price) and (ii) $10.00, in each case as adjusted for customary equity events. The Omnibus Amendment additionally amends the events of default to clarify that a failure to pay principal, make-whole amounts, interest, late charges or other amounts (other than installment amounts) when due constitutes an event of default if not cured within ten (10) Trading Days, applicable solely to unpaid interest and late charges. Further, the Omnibus Amendment provides 3i with a five (5) trading day election period following receipt of a Company Optional Redemption Notice (as defined in the Existing Notes) to convert all or any portion of the Conversion Amount (as defined in the Existing Notes), with any conversion amount reducing the applicable redemption amount. In addition, the Omnibus Amendment modifies the installment payment provisions to require cash payment of Installment Amounts (as defined in the Existing Notes) only on Installment Dates (as defined in the Existing Notes) on or prior to January 1, 2026 (unless converted). After January 1, 2026, no Installment Amount shall become payable or owed by the Company, other than the Maturity Date (as defined in the Existing Notes).

Finally, the Omnibus Amendment amends the exercise price in the Existing Warrants to $0.01.

Concurrently with the Omnibus Amendment, on January 23, 2026, the Company issued to 3i (i) a senior convertible note in the principal amount of $1,630,435 (the “January Note”) and (ii) a warrant to purchase 64,590 Class A ordinary shares of the Company (the “January Warrant”).

The January Note matures on January 23, 2027. The January Note is convertible into Class A ordinary shares of the Company pursuant to the same conversion mechanics of the Existing Notes. The January Note is in the same form as the Existing Notes and contains the same terms and conditions, including certain negative covenants. The January Note also contains standard and customary events of default.

The January Warrant is exercisable for up to an aggregate of 64,590 Class A ordinary shares at a price of $0.01 per share (the “January Warrant Exercise Price”). The January Warrant may be exercised during the period commencing January 23, 2026 and ending January 23, 2031. The January Warrant Exercise Price is subject to customary adjustments for stock dividends, stock splits, issuances of additional Class A ordinary shares and the like.

Pursuant to the terms of the January Note and the January Warrant, the Company shall not effect a conversion of any portion of the January Note or an exercise of the January Warrant, to the extent that after giving effect to such conversion or exercise, as applicable, 3i would beneficially own in excess of 4.99% (or, at the option of 3i, 9.99%) of the Class A ordinary shares of the Company outstanding immediately after giving effect to such conversion.

Secondary offering of up to 34,473,089 ordinary shares offered by the Selling Shareholder

Prospectus Supplement

The date of this prospectus supplement is January 29, 2026